UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 16, 2005**

REGAL-BELOIT CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	**1-7283**	**39-0875718**
(State of other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin 53511
(Address of principal executive office)

(608) 364-8800
Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Precommencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Precommencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On December 16, 2005, the Board of Directors of REGAL-BELOIT CORPORATION (the "Company") approved the appointment of Mr. Curtis W. Stoelting as a Class "B" Director of the Company. Mr. Stoelting has not been appointed to any committee at this time. Mr. Stoelting has been Chief Executive Officer of RC2 Corporation since January of 2003. From October 2000 to January 2003, Mr. Stoelting was the Chief Operating Officer of RC2. Mr. Stoelting served as an Executive Vice President from July 1998 to January of 2003 and as Vice President of Finance and Operations of RC2 from September 1994 until July 1998. Mr. Stoelting has an undergraduate degree in Accounting from the University of Illinois and is a Certified Public Accountant.

Item 9.01 Financial Statements and Exhibits.

(a) Not Applicable
(b) Not Applicable
(c) Not Applicable
(d) Exhibits: The following exhibit is being furnished herewith:
(99) Press Release of REGAL-BELOIT CORPORATION dated December 16, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL BELOIT CORPORATION

Dated: December 16, 2005

By: /s/ David A. Barta
Vice President, Chief Financial Officer